Exhibit 99.1

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2012, December 31, 2012 and March 31, 2013	3
Unaudited Condensed Consolidated Income Statements for the Three months ended March 31, 2012 and 2013	4
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three months ended March 31, 2012 and 2013	5
Unaudited Condensed Consolidated Cash Flow Statements for the Three months ended March 31, 2012 and 2013	6
Notes to the Unaudited Condensed Consolidated Financial Statements	7

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2012, December 31, 2012 and March 31, 2013

		March 31,	December 31,	March 31,
	Note	2012	2012	2013
		(US dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$424,694	$520,401	$375,417
Restricted cash		303,652	279,843	288,293
Trade receivables		10,494	6,636	8,854
Flight equipment held for operating leases, net	5	7,974,747	7,261,899	7,455,140
Net investment in direct finance leases		24,103	21,350	17,782
Notes receivable	6	4,282	78,163	77,840
Prepayments on flight equipment		102,741	53,594	63,296
Investments		84,968	93,862	98,469
Intangibles		26,700	18,100	15,497
Inventory		8,864	—	—
Derivative assets	7	18,629	9,993	14,648
Deferred income taxes		86,771	79,726	79,811
Other assets	8	185,254	157,851	154,326
Total Assets		$9,255,899	$8,581,418	$8,649,373

Liabilities and Equity
Accounts payable		$674	$740	$815
Accrued expenses and other liabilities	9	82,994	91,951	95,972
Accrued maintenance liability		475,203	421,830	427,028
Lessee deposit liability		104,263	86,268	84,827
Debt	10	6,176,754	5,803,499	5,793,566
Deferred revenue		46,645	39,547	40,617
Derivative liabilities	7	20,900	14,677	12,532
Total Liabilities		6,907,433	6,458,512	6,455,357

Ordinary share capital, €0.01 par value (250,000,000 ordinary shares authorized, 113,363,535 ordinary shares issued and outstanding)		1,570	1,193	1,193
Additional paid-in capital		1,341,670	927,617	929,707
Treasury stock		(100,000)	—	—
Accumulated other comprehensive loss		(9,266)	(14,401)	(12,945)
Accumulated retained earnings		1,108,984	1,207,629	1,275,079
Total AerCap Holdings N.V. shareholders’ equity	11	2,342,958	2,122,038	2,193,034
Non-controlling interest	11	5,508	868	982
Total Equity	11	2,348,466	2,122,906	2,194,016
Total Liabilities and Equity		$9,255,899	$8,581,418	$8,649,373

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three months Ended March 31, 2012 and 2013

		Three months ended March 31,
	Note	2012	2013
		(US dollars in thousands except share and per share amounts)

Revenues
Lease revenue	15	$252,738	$226,841
Net (loss) gain on sale of assets		(219)	10,965
Management fee revenue		4,530	5,636
Interest revenue		622	1,470
Other revenue		229	909
Total Revenues		257,900	245,821
Expenses
Depreciation		89,028	78,120
Asset impairment		—	2,661
Interest on debt		63,967	58,569
Operating lease-in costs		2,522	550
Leasing expenses		18,477	14,916
Selling, general and administrative expenses	12, 13	16,328	20,190
Total Expenses		190,322	175,006
Income from continuing operations before income taxes and income of investments accounted for under the equity method		67,578	70,815
Provision for income taxes		(5,878)	(5,665)
Net income of investments accounted for under the equity method		2,737	2,414
Net income		$64,437	$67,564
Net loss (income) attributable to non-controlling interest		573	(114)
Net income attributable to AerCap Holdings N.V.		$65,010	$67,450

Total earnings per share, basic and diluted	14	$0.46	$0.59

Weighted average shares outstanding, basic and diluted		139,899,444	113,363,535

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2012 and 2013

	Three months ended March 31,
	2012	2013
	(US dollars in thousands )

Net income attributable to AerCap Holdings N.V.	$65,010	$67,450

Other comprehensive income:
Net change in fair value of derivatives, net of tax of $108 and $(208), respectively	(753)	1,456

Total other comprehensive (loss) income :	(753)	1,456

Total comprehensive income	$64,257	$68,906

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2012 and 2013

	Three months ended March 31,
	2012	2013
	(US dollars in thousands)

Net income	$64,437	$67,564
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	89,028	78,120
Asset impairment	—	2,661
Amortization of debt issuance costs	7,115	7,610
Amortization of intangibles	2,977	2,603
Net loss (gain) on sale of assets	219	(10,965)
Mark-to-market of non-hedged derivatives	(3,784)	(1,392)
Deferred taxes	4,595	(293)
Share–based compensation	1,465	2,090
Changes in assets and liabilities:
Trade receivables and notes receivable, net	6,487	(1,895)
Inventories	5,089	—
Other assets and derivative assets	(5,714)	(7,315)
Other liabilities	(4,057)	9,001
Deferred revenue	(1,349)	1,070
Net cash provided by operating activities	166,508	148,859
Purchase of flight equipment	(268,647)	(400,811)
Proceeds from sale/disposal of assets	107,967	148,000
Prepayments on flight equipment	(8,542)	(21,442)
Capital contributions	—	(2,693)
Movement in restricted cash	(66,327)	(8,450)
Net cash used in investing activities	(235,549)	(285,396)
Issuance of debt	354,590	278,500
Repayment of debt	(289,106)	(289,831)
Debt issuance costs paid	(5,926)	(2,556)
Maintenance payments received	39,708	18,221
Maintenance payments returned	(18,409)	(10,694)
Security deposits received	4,105	1,946
Security deposits returned	(1,925)	(3,408)
Net cash provided by (used in) financing activities	83,037	(7,822)
Net increase (decrease) in cash and cash equivalents	13,996	(144,359)
Effect of exchange rate changes	(383)	(625)
Cash and cash equivalents at beginning of period	411,081	520,401
Cash and cash equivalents at end of period	$424,694	$375,417

Supplemental cash flow information:
Interest paid, net of amounts capitalized	58,901	53,995
Taxes paid	1,200	4,680

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(US dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an independent aircraft leasing company with $8.6 billion of total assets on our balance sheet mainly consisting of 218 owned aircraft. We are a New York Stock Exchange-listed company (AER) headquartered in The Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

These condensed consolidated financial statements include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap or N.V.”) formed on July 10, 2006 for the purpose of acquiring all of the assets and liabilities of AerCap Holdings C.V. AerCap Holdings C.V. is a limited partnership (“commanditaire vennootschap”) formed under the laws of The Netherlands on June 27, 2005 for the purposes of acquiring the share capital, subordinated debt and senior debt of debis AirFinance B.V. (“AerCap B.V.”), which occurred on September 30, 2005 (the “2005 Acquisition”). In anticipation of our initial public offering, we changed our corporate structure from a Netherlands partnership to a Netherlands public limited liability company. This change was effected through the acquisition of all of the assets and liabilities of AerCap Holdings C.V. by AerCap Holdings N.V. on October 27, 2006. In accordance with ASC 805, “Business Combinations”, this acquisition was a transaction under ordinary control and accordingly, AerCap Holdings N.V. recognized the acquisition of the assets and liabilities of AerCap Holdings C.V. at their carrying values and no goodwill or other intangible assets were recognized.

Variable interest entities

AerDragon.  In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company (“CAS”) and affiliates of Crédit Agricole Corporate and Investment Bank (“CA-CIB) establishing AerDragon (“AerDragon”). AerDragon consists of two companies, Dragon Aviation Leasing Company Limited, based in Beijing with an issued capital of $10.0 million and AerDragon Aviation Partners Limited, based in Ireland with initial issued capital of $50.0 million. The issued capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011 and to $140.0 million in January 2013. At March 31, 2013 AerDragon was 50% owned by China Aviation and 25% owned by each of us and CA-CIB. Following receipt of the local Chinese approvals required for it to begin operations, AerDragon commenced operations in October 2006. We provide certain aircraft and accounting related services to the joint venture, and act as guarantor to the lenders of AerDragon related to debt secured by one aircraft which AerDragon purchased directly from us. In the future, one of the main sources of aircraft for AerDragon is likely to be the acquisition of aircraft through sale leaseback transactions with airlines. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. As of March 31, 2013, we have not and do not plan to consolidate AerDragon’s financial results in our consolidated financial statements. AerDragon had 18 aircraft on lease to 8 airlines as of March 31, 2013, including one acquired from AerCap during the first quarter of 2013.

We have determined that AerDragon is a variable interest entity. AerCap further determined that it is not the primary beneficiary of AerDragon and accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of the debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us.

AerCap Partners I.  In June 2008, AerCap Partners I Holding Limited, or AerCap Partners I, a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of December 31, 2012, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche was April 2012, or, if earlier, in case of an AerCap insolvency, if the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. We have also entered into agreements to provide management and marketing services to AerCap Partners I.

The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited, or AerCap Partners 767, was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners Boeing 767.

We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities for which we are the primary beneficiary. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our consolidated financial statements.

Joint ventures with Waha.  In 2010, we entered into two joint ventures with Waha, with us owning 50% in AerLift Leasing Jet Ltd. (“AerLift Jet”) and 40% in AerLift Leasing Ltd. (“AerLift”). AerLift Jet owned four CRJ aircraft, and AerLift owned nine aircraft as of March 31, 2013. We have determined that the joint ventures are variable interest entities. For AerLift Jet we are the primary beneficiary. As such,we consolidate the financial results of AerLift Jet in our consolidated financial statements. For AerLift we are not the primary beneficiary. As such, we do not consolidate the financial results of AerLift in our consolidated financial statements.

Other joint ventures.  In 2010, we entered into two 50% joint ventures with two separate joint venture partners. One of the joint ventures owned three A330 and the other three A320 aircraft. On June 1, 2011 we sold our 50% interest in the joint venture owning three A330 aircraft. We have determined that the remaining joint venture is a variable interest entity for which we are the primary beneficiary. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

As further discussed in Note 10, we hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are variable interest entities for which we are the primary beneficiary. As such, we consolidate the financial results of these entities in our consolidated financial statements.

We also have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we are not the primary beneficiary and accordingly we do not consolidate the financial results of AerCo in our consolidated financial statements. We have not assigned any value on our balance sheet for our investment in AerCo, because we do not expect to realize any value.

We guarantee debt obligations on behalf of joint venture entities in the total amount of $463.3 million as of March 31, 2013.

ALS Transaction

On November 14, 2012, we signed and completed an agreement with an entity incorporated at the direction of Guggenheim Partners, LLC (“Guggenheim”) for the sale of our equity interest in Aircraft Lease Securitisation Limited (“ALS”) by transferring 100% of our interest in the E-Notes, the equity securities issued by ALS, to Guggenheim. In addition, we obtained financing (the “ALS Coupon Liability”) in return for which we received a contingent asset (the “ALS Note Receivable”) with the substance of a structured note as described below. The repayments of the ALS Coupon Liability are equal to an 8% coupon of the purchase price annually until the earlier of December 2016 or the month in which the senior securities issued by ALS, the G-Notes, are fully repaid. The ALS Note Receivable will be received following the repayment of the G-Notes and is equal to a maximum of 20% of the portfolio cash flows on a pro-rata basis up to a cap which will be equal to the total ALS Coupon Liability. As a result of the transaction, we concluded that substantial risk of ownership was transferred to Guggenheim. The transaction thus resulted in the sale and deconsolidation of the ALS portfolio, which included 50 aircraft with a net book value of approximately $1.0 billion and debt of approximately $0.5 billion prior to the sale.

The transaction resulted in a loss, net of tax, of $54.6 million, which was recorded in net gain (loss) on sale of assets in the income statement of 2012. The loss includes a loss on book value, transaction expenses and a net loss due to the difference in present values of the ALS Coupon Liability and the ALS Note Receivable that were obtained as part of the transaction. The ALS Coupon Liability of $97.1 million was recorded as debt in our Consolidated Balance Sheets at fair value, using a discount rate of 5.5%. The corresponding ALS Note Receivable of $67.3 million, the contingent asset which is in substance a structured note, was recorded as a note receivable in our Consolidated Balance Sheets at fair value, using a discount rate of 6.8%. The subsequent measurement of both the ALS Coupon Liability and ALS Note Receivable follows the method of amortized cost based on retrospective effective interest rate.

2.  Basis for presentation

Our financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the primary beneficiary under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the primary beneficiary. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the primary beneficiary.

Other investments in which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

The consolidated financial statements are stated in United States dollars, which is our functional currency.

Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2012. In the opinion of management, these interim financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, which consisted only of normal recurring adjustments which were necessary to state fairly the results for the interim periods. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of those for a full fiscal year.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, inventory, intangibles,investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

3. Adoption of Recent Accounting Guidance

We adopted the following accounting standards during 2013:

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities in U.S. GAAP and IFRSs, to improve the comparability of financial statements prepared in accordance with U.S. GAAP and IFRS. Entities are required to disclose both gross information and net information about both (1) instruments and transactions eligible for offset in the statement of financial position in accordance with either Section 210-20-45 or Section 815-10-45 or (2) instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this Update require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013 and should be applied retrospectively. The adoption of ASU 2011-11 does not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (AOCI). This new standard is intended to help entities improve the transparency of changes in OCI and items reclassified out of AOCI in their financial statements. The new standard requires entities to disclosure additional information about reclassification adjustments, including (1) changes in AOCI balances by component and (2) significant items reclassified out of AOCI. The new disclosure requirements became effective for interim and annual periods beginning on January 1, 2013. The adoption of the new standard requires us to include additional disclosures for items reclassified out of AOCI when applicable.

4.  Fair value measurements

In September 2006, the FASB issued ASC 820, which is effective for fiscal years beginning after November 15, 2007. The Company adopted ASC 820 for all financial assets and liabilities and non-financial assets required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of ASC 820 for financial instruments which are periodically measured at fair value did not have a material effect on the Company’s results of operations or financial position. Under ASC 820, the Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon the Company’s pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability. Under ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the ASC 820 hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from the Company’s own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include the Company’s own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and the Company’s own views about the assumptions that market participants would use. The following table summarizes our financial assets and liabilities as of March 31, 2013 that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	31-Mar-13	Level 1	Level 2	Level 3
Cash and cash equivalents	$375,417	$375,417	$—	$—
Restricted cash	288,293	288,293	—	—
Derivative assets	14,648	—	14,648	—
Derivative liabilities	(12,532)	—	(12,532)	—
	$665,826	$663,710	$2,116	$—

Our cash and cash equivalents, along with our restricted cash and cash equivalents balances, consists largely of money market securities that are considered to be highly liquid and easily tradable. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as level 1 within our fair value hierarchy. Our derivative assets and liabilities included in level 2 consist of United States dollar denominated interest rate caps and foreign currency forward contracts swaps. Their fair values are determined by applying standard modeling techniques under the income approach to relevant market interest rates (cash rates, futures rates, swap rates) in effect at the period close to determine appropriate reset and discount rates. Changes in fair value are recognized immediately in income.

As described in our Annual Report on Form 20-F for the year ended December 31, 2012 we also measure the fair value of certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include aircraft. We record aircraft at fair value when we determine the carrying value may not be recoverable, in accordance with ASC 360 and other accounting pronouncements requiring re-measurements at fair value. Fair value measurements for aircraft in impairment tests are based on level 3 inputs, which include the Company’s assumptions as to future cash proceeds from leasing and selling aircraft and third party aircraft valuations.

In the three months ended March 31, 2013, we recognized an aggregated impairment charge of $2.7 million. The impairment charge recognized in the three months ended March 31, 2013, related to the redelivery of two older Boeing 737 aircraft, and was triggered by the release of $9.9 million of maintenance reserves upon redelivery.

Our financial instruments consist principally of restricted cash, derivatives, notes receivable, trade receivables, accounts payable and cash equivalents. The fair value of restricted cash, notes receivable, trade receivables, accounts payable and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature. The fair values of our debt are estimated based on level 2 inputs using a discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of our most significant financial instruments at March 31, 2013 are as follows:

	March 31, 2013
	Book value	Fair value
Assets
Restricted cash	$288,293	$288,293
Derivative assets	14,648	14,648
Notes receivable	77,840	77,840
Cash and cash equivalents	375,417	375,417
	$756,198	$756,198
Liabilities
Debt	$5,793,566	$5,778,808
Derivative liabilities	12,532	12,532
	$5,806,098	$5,791,340

5. Flight equipment held for operating leases, net

At March 31, 2013, 216 out of our 218 owned aircraft were on lease under operating leases to 71 lessees in 41 countries. At March 31, 2013, we also owned seven engines. Movements in flight equipment held for operating leases during the periods presented were as follows:

	Three Months ended	Twelve Months ended	Three Months ended
	March 31, 2012	December 31, 2012	March 31, 2013
Net book value at beginning of period	$7,895,874	$7,895,874	$7,261,899
Additions	270,067	1,116,808	412,551
Depreciation	(88,615)	(355,697)	(77,718)
Impairment	—	(12,625)	(2,661)
Disposals	(102,579)	(1,376,461)	(122,057)
Transfers to direct finance leases/inventory	—	(6,000)	(16,874)
Net book value at end of period	$7,974,747	$7,261,899	$7,455,140
Accumulated depreciation/impairment at March 31, 2012, December 31, 2012 and March 31, 2013	$(1,135,177)	$(992,528)	$(1,069,018)

6. Notes receivable

Notes receivable consist of the following:

	March 31,	December 31,	March 31,
	2012	2012	2013
Secured notes receivable	$4,282	$10,135	$8,649
ALS Note Receivable (1)	—	68,028	69,191
	$4,282	$78,163	$77,840

(1)                                 We obtained the ALS Note Receivable, with an effective interest of 6.8% per year. The receivable will accrue over time and payments on this note will start when the ALS Coupon Liability ends. For further details refer to the ALS Transaction as described in Note 1.

7.  Derivative assets and liabilities

The objective of our hedging policy is to adopt a risk adverse position with respect to changes in interest rates and foreign currencies. In the normal course of business we enter into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore we enter into a number of foreign currency derivatives to hedge the current and future Euro-US Dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts. As of March 31, 2013, we had interest rate swaps, caps and floors and several foreign currency forward contracts with a combined notional amount of $2.2 billion and a combined fair value of $2.1 million. The fair value as of March 31, 2013 is recorded in the balance sheet as derivative assets of $14.6 million and derivative liabilities of $12.5 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month US dollar LIBOR.

We have not applied hedge accounting under ASC 815 to any of the above mentioned caps, floors and foreign currency forward contracts. The change in fair value during the three months ended March 31, 2012 and 2013 was a gain of $3.8 million and a gain of $1.4 million respectively.

As of March 31, 2013 we had six interest rate swaps, also mentioned above, for which we achieved cash flow hedge accounting treatment. The six interest rate swaps had a combined notional amount of $0.6 billion. The change in fair value related to the effective portion of these interest rate swaps is recorded, net of tax, in accumulated other comprehensive income.

8. Other assets

Other assets consist of the following:

	March 31,	December 31,	March 31,
	2012	2012	2013
Debt issuance costs	$147,649	$133,352	$128,166
Other tangible fixed assets	3,407	2,482	2,337
Receivables from aircraft manufacturer	11,547	8,203	7,552
Prepaid expenses	7,882	4,690	7,719
Other receivables	14,769	9,124	8,552
	$185,254	$157,851	$154,326

9. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	March 31,	December 31,	March 31,
	2012	2012	2013
Accrued expenses	$34,773	$32,267	$32,172
Accrued interest	31,066	44,257	48,866
Lease deficiency	17,155	15,427	14,934
	$82,994	$91,951	$95,972

10. Debt

Debt consists of the following:

	March 31,	December 31,	March 31,
	2012 (1)	2012 (1)	2013 (1)
ECA-guaranteed financings	$1,626,486	$1,675,387	$1,633,220
ALS I debt	592,562	—	—
ALS II debt	663,278	572,270	539,675
AerFunding revolving credit facility	455,714	538,024	566,187
Genesis securitization debt (GFL)	603,964	549,288	530,948
TUI portfolio acquisition facility	253,949	188,393	182,310
SkyFunding I and II facilities	265,151	507,475	561,659
Senior unsecured notes due 2017	—	300,000	300,000
Subordinated debt joint ventures partners	64,280	64,280	64,280
Other debt (2)	1,651,370	1,408,382	1,415,287
	$6,176,754	$5,803,499	$5,793,566

(1)         As of March 31, 2013, we remain in compliance with the respective financial covenants across the Company’s various debt obligations.

(2)         Other debt as of March 31, 2013 included $90.0 million ALS Coupon Liability.

A detailed summary of the principal terms of our indebtness can be found in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013. There have been no material changes to our indebtness since the filing of our 2012 Annual Report on Form 20-F.

11. Equity

Movements in equity during the periods presented were as follows:

	Three months ended March 31, 2012
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of period	$2,277,236	$6,081	$2,283,317
Net income (loss) for the period	65,010	(573)	64,437
Share-based compensation	1,465	—	1,465
Net change in fair value of derivatives, net of $108 tax	(753)	—	(753)
End of the period	$2,342,958	$5,508	$2,348,466

	Twelve months ended December 31, 2012
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,277,236	$6,081	$2,283,317
Net income (loss) for the period	163,655	(5,213)	158,442
Share-based compensation	7,128	—	7,128
Purchase of treasury stock/share cancellation	(320,093)	—	(320,093)
Net change in fair value of derivatives, net of $1,913 tax	(1,360)	—	(1,360)
Net change in fair value of pension obligations, net of $1,057 tax	(4,528)	—	(4,528)
End of the period	$2,122,038	$868	$2,122,906

	Three months ended March 31, 2013
	AerCap Holdings N.V. shareholders’ Equity	Non-controlling interest	Total equity
Beginning of the period	$2,122,038	$868	$2,122,906
Net income for the period	67,450	114	67,564
Share-based compensation	2,090	—	2,090
Net change in fair value of derivatives, net of $(208) tax	1,456	—	1,456
End of the period	$2,193,034	$982	$2,194,016

12. Share-based compensation

AerCap Holdings N.V. Equity Grants

During the three months ended March 31, 2013, 269,002 AerCap Holdings N.V. restricted share units were granted under the NV Equity Plans. At March 31, 2013, there were 1,162,500 share options outstanding at an exercise price of $24.63 per share, 550,000 share options outstanding at an exercise price of $2.95 per share, 21,287 share options outstanding at an exercise price of $14.12 per share, 23,662 share options outstanding at an exercise price of $11.29 per share and 19,833 share options outstanding at an exercise price of $13.72 per share. At March 31, 2013, 1,712,500 outstanding options were vested and 64,782 options were subject to future vesting criteria. At March 31, 2013 2,669,230 restricted share units were outstanding and were all subject to future time and/or performance-based vesting criteria. Assuming that vesting criteria applicable to unvested share options and unvested restricted share units are met in the future, including performance criteria, and that no forfeitures occur, we expect to recognize share-based compensation charges related to NV Equity Grants of approximately $6.5 million during the remainder of 2013 and approximately

$8.4 million, $4.6 million, $1.0 million and $0.1 million during the years 2014, 2015, 2016 and 2017 respectively. In the three months ended March 31, 2013 share-based compensation expenses were $2.1 million.

13. Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three months ended March 31, 2012	Three months ended March 31, 2013
Personnel expenses (1)	$11,279	$12,124
Travel expenses	1,693	1,450
Professional services	3,754	2,608
Office expenses	625	666
Directors expenses	1,234	734
Aircraft management fee	462	238
Mark-to-market on derivative instruments and foreign currency results	(4,879)	562
Other expenses	2,160	1,808
	$16,328	$20,190

(1)           Includes share-based compensation of $1,465 and $2,090 in the three months ended March 31, 2012 and 2013 respectively.

14. Earnings per ordinary share

Basic and diluted earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. As disclosed in Note 13, there are 4.8 million share options and restricted shares outstanding, however the diluted earnings per ordinary share is insignificant and therefore not different from the basic earnings per ordinary share. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following table:

	Three months ended March 31, 2012	Three months ended March 31, 2013
Net income for the computation of basic and diluted earnings per share	$65,010	$67,450
Weighted average ordinary shares outstanding	139,899,444	113,363,535
Basic and diluted earnings per ordinary share	$0.46	$0.59

15. Segment information

Reportable Segments

We manage our business, analyze and report our results of operations on the basis of one business segment—leasing, financing, sales and management of commercial aircraft and engines.

16.  Commitments and contingencies

A detailed summary of our commitments and contingencies can be found in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013. There have been no material changes to our commitments and contingencies since the filing of those reports.

17.  Subsequent events

A new AerDragon joint venture agreement was signed in April 2013 which resulted in another investor, East Epoch Limited, a company owned by the Mr. Hsu Pu and his business associates, becoming a party to the joint venture. Following investment from East Epoch Limited, together with a simultaneous investment from CAS, the issued share capital of the company increased to $170 million in April 2013. This will rise to $268 million when all investment steps contemplated in the new joint venture agreement have been completed. As a result of the new investment in April 2013, AerDragon is now 50% owned by China Aviation, 20.6% owned by each of us and CA-CIB, and 8.8% by East Epoch Limited.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Item 3. Key Information—Risk Factors” included in our 2012 Annual Report on Form  20-F, filed with the SEC on March 13, 2013.

The words “believe”, “may”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 family aircraft and Boeing 737-800 aircraft. As of March 31, 2013, we owned and consolidated 218 aircraft. In addition, we managed 75 aircraft, and AerDragon, a non-consolidated joint venture, owned another 18 aircraft. The weighted average age of our 218 owned and consolidated aircraft was 5.1 years as of March 31, 2013. We own one of the youngest aircraft fleets among aircraft leasing companies. We operate our aircraft business on a global basis and as of March 31, 2013, 216 out of our 218 owned aircraft were on lease to 71 commercial airline and cargo operator customers in 41 countries. Of the two aircraft off lease at March 31, 2013, both aircraft are scheduled to be back on lease in the second quarter of 2013.

The following table provides details regarding our aircraft portfolio by type of aircraft as of March 31, 2013:

			Managed
			portfolio		Number of
			and AerDragon		aircraft under
	Owned portfolio		aircraft	Number of	Purchase (sale)	Total number of
	Number of	Percentage of total	Number of	aircraft on	contract or letter	owned, managed and
Aircraft type	aircraft owned	net Book Value	aircraft	order (1)	of intent	ordered aircraft
Airbus A300 Freighter	—	0.0%	1	—	—	1
Airbus A319	24	8.4%	6	—	—	30
Airbus A320	89	34.8%	30	3	—	122
Airbus A320 NEO	—	0.0%	—	—	5	5
Airbus A321	8	3.8%	14	—	—	22
Airbus A330	24	24.5%	4	4	(2)	30
Boeing 737 (Classics)	2	0.1%	20	—	(6)	16
Boeing 737 (NG)	60	24.7%	10	27	—	97
Boeing 747 Freighter	2	0.9%	—	—	—	2
Boeing 757	—	0.0%	2	—	—	2
Boeing 767	3	1.5%	3	—	(1)	5
Boeing 777	—	0.0%	2	—	—	2
CRJ-705	—	0.0%	1	—	—	1
CRJ-900	4	0.9%	—	—	—	4
ERJ170-100	2	0.3%	—	—	—	2
Total	218	100.0%	93	34	(4)	341

(1)                                 Includes the remaining 12 committed Boeing 737 aircraft to be delivered by American Airlines pursuant to the purchase and leaseback transaction for 35 aircraft entered into in 2011.

Critical Accounting Policies

There have been no changes to our critical accounting policies from those disclosed in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013.

Comparative Results of Operations

	Three months ended March 31, 2012	Three months ended March 31, 2013
	(US dollars in thousands except share and per share amounts)
Revenues
Lease revenue	$252,738	$226,841
Net (loss) gain on sale of assets	(219)	10,965
Management fee revenue	4,530	5,636
Interest revenue	622	1,470
Other revenue	229	909
Total Revenues	257,900	245,821
Expenses
Depreciation	89,028	78,120
Asset impairment	—	2,661
Interest on debt	63,967	58,569
Operating lease-in costs	2,522	550
Leasing expenses	18,477	14,916
Selling, general and administrative expenses	16,328	20,190
Total Expenses	190,322	175,006
Income from continuing operations before income taxes and income of investments accounted for under the equity method	67,578	70,815
Provision for income taxes	(5,878)	(5,665)
Net income of investments accounted for under the equity method	2,737	2,414
Net income	$64,437	$67,564
Net loss (income) attributable to non-controlling interest	573	(114)
Net income attributable to AerCap Holdings N.V.	$65,010	$67,450
Total earnings per share, basic and diluted	$0.46	$0.59
Weighted average shares outstanding, basic and diluted	139,899,444	113,363,535

Three months ended March 31, 2013 compared to Three months ended March 31, 2012

Revenues. The principal categories of our revenue and their variances were:

	Three months	Three months
	ended March 31,	ended March 31,	Increase/	Percentage
	2012	2013	(decrease)	difference
	(US dollars in millions)
Lease revenue:
Basic rents	$235.1	$212.9	$(22.2)	(9.4)%
Maintenance rents and other receipts	17.6	13.9	(3.7)	(21.0)%
Net gain (loss) on sale of assets	(0.2)	11.0	11.2	n/a
Management fee revenue	4.6	5.6	1.0	21.7%
Interest revenue	0.6	1.5	0.9	150.0%
Other revenue	0.2	0.9	0.7	350.0%
Total	$257.9	$245.8	$(12.1)	(4.7)%

Basic rents decreased by $22.2 million, or 9.4%, to $212.9 million in the three months ended March 31, 2013 from $235.1 million in the three months ended March 31, 2012. The decrease in basic rents was attributable primarily to:

•                  the sale of 62 aircraft between January 1, 2012 and March 31, 2013 with an aggregate net book value of $1.5 billion at the date of sale (including 50 aircraft sold as part of the ALS Transaction) which was partially offset by the acquisition, during such period, of 29 aircraft for lease with an aggregate net book value of $1.5 billion at the date of acquisition. The sale of older aircraft with higher lease rate factor and timing of sales and purchases resulted in a $17.9 million decrease in basic rents in the three months ended March 31, 2013 as compared to the three months ended March 31, 2012.;

•                  a decrease in basic rents of $3.5 million in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft; and

•                  a decrease in basic rents of $0.8 million in the three months ended March 31, 2013 compared to the three months ended March 31, 2012 as a result of the off-lease time following the defaults of one of our lessees (Hello) which occurred in the year ended December 31, 2012.

Maintenance rents and other receipts decreased by $3.7 million, or 21.0%, to $13.9 million in the three months ended March 31, 2013 from $17.6 million in the three months ended March 31, 2012. The decrease was primarily attributable to:

•                  a decrease of $10.4 million in maintenance revenue and other receipts from airline defaults in the three months ended March 31, 2013 compared to the three months ended March 31, 2012.

offset by

•                  an increase of $6.7 million in regular maintenance rents relating primarily to the redelivery of two older Boeing 737 aircraft in the three months ended March 31, 2013 compared to the three months ended March 31, 2012.

Net (loss) gain on sale of assets increased by $11.2 million to a $11.0 million gain in the three months ended March 31, 2013 from a $0.2 million loss in the three months ended March 31, 2012. In the three months ended March 31, 2013, we sold one A330 aircraft, one Boeing 737 and one MD-11 aircraft, whereas in the three months ended March 31, 2012, we sold one Boeing 757 aircraft and one A330 aircraft.

Management fee revenue increased by $1.0 million, or 21.7%, to $5.6 million in the three months ended March 31, 2013 from $4.6 million in the three months ended March 31, 2012. The increase was mainly attributable to the additional management fee revenue as a result of the ALS Transaction.

Interest revenue increased by $0.9 million, or 150.0%, to $1.5 million in the three month ended March 31, 2013 from $0.6 million in the three months ended March 31, 201. The increase was mainly attributable to interest accrued on the ALS Note Receivable.

Other revenue increased by $0.7 million, or 350.0%, to $0.9 million in the three months ended March 31, 2013 from $0.2 million in the three months ended March 31, 2012. Other revenue in both periods related primarily to the cash recovery of bankruptcy claims against previous lessees, guarantee fees and one-time payments. The increase in 2013 was due primarily to a large one-time payment (income) of $0.5 million in 2013.

Depreciation.  Depreciation decreased by $10.9 million, or 12.2%, to $78.1 million in the three months ended March 31, 2013 from $89.0 million in the three months ended March 31, 2012. The decrease was primarily the result of sales of older aircraft with higher depreciation rates which was partially offset by the purchases of new aircraft between January 1, 2012 and March 31, 2013.

Asset impairment.  In the three months ended March 31, 2013, we recognized an aggregated impairment charge of $2.7 million. The impairment charge recognized in the three months ended March 31, 2013, related to the redelivery of two older Boeing 737 aircraft, and was triggered by the release of $9.9 million of maintenance reserves upon redelivery.

Interest on Debt.  Our interest on debt decreased by $5.4 million, or 8.4%, to $58.6 million in the three months ended March 31, 2013 from $64.0 million in the three months ended March 31, 2012. The majority of the decrease in interest on debt was caused by:

•                  a decrease in average outstanding debt balance to $5.8 billion in the three months ended March 31, 2013 from $6.1 billion primarily due to aircraft sales and regular debt repayments in the three months ended March 31, 2012, resulting in a $3.2 million decrease in our interest on debt; and

•                  a $4.7 million decrease in the non-cash recognition of mark-to-market charges on derivatives to a $1.4 million income in the three months ended March 31, 2013 from a $3.3 million charge in the three months ended March 31, 2012.

partially offset by

•                  non-recurring charges from the early repayment of secured loans of $2.9 million in the three months ended March 31, 2013.

Other Operating Expenses.  Our other operating expenses decreased by $5.5 million, or 26.2%, to $15.5 million in the three months ended March 31, 2013 from $21.0 million in the three monhts ended March 31, 2012. The principal categories of our other operating expenses and their variances were as follows:

	Three months ended March 31, 2012	Three months ended March 31, 2013	Increase/ (decrease)	Percentage difference
	(US dollars in millions)
Operating lease-in costs	$2.5	$0.6	$(1.9)	(76.0)%
Leasing expenses	18.5	14.9	(3.6)	(19.5)%
Total	$21.0	$15.5	$(5.5)	(26.2)%

Our operating lease-in costs decreased by $1.9 million, or 76.0%, to $0.6 million in the three months ended March 31, 2013 from $2.5 million in the three months ended March 31, 2012. The decrease is primarily due to the expiration of four of our lease-in, lease-out transactions.

Our leasing expenses decreased by $3.6 million, or 19.5%, to $14.9 million in the three months ended March 31, 2013 from $18.5 million in the three months ended March 31, 2012. The decrease is primarily due to a decrease of $11.3 million in expenses relating to airline defaults and restructurings. We recognized expenses of $1.6 million relating to airline defaults and restructurings in the three months ended March 31, 2013, which related to defaults and restructurings that occurred in 2012. In the three months ended March 31, 2012, we recognized expenses of $13.0 million relating to airline defaults and restructurings. Normal transition costs, lessor maintenance contributions and other leasing expenses increased by $7.8 million in the three months ended March 31, 2013 as compared to the three months ended March 31, 2012.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $3.9 million, or 23.9%, to $20.2 million in the three months ended March 31, 2013 from $16.3 million in the three months ended March 31, 2012. The increase was primarily caused by a $5.5 million lower gain in the mark-to-market of foreign currency hedges, foreign currency cash balances and other derivatives partially offset by a $1.4 million decrease in legal and litigation fees.

Income From Continuing Operations Before Income Taxes and Income of Investments Accounted for Under the Equity Method.  For the reasons explained above, our income from continuing operations before income taxes and income of investments accounted for under the equity method increased by $3.2 million, or 4.7%, to $70.8 million in the three months ended March 31, 2013 from $67.6 million in the three months ended March 31, 2012.

Provision for Income Taxes.  Our provision for income taxes decreased by $0.2 million to a charge of $5.7 million in the three months ended March 31, 2013. Our effective tax rate was 8.0% for the three months ended March 31, 2013 and was 8.7 % for the three months ended March 31, 2012. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Net income of Investments Accounted for Under the Equity Method.  Our net income of investments accounted for under the equity method decreased by $0.3 million, or 11.1% to $2.4 million in the three months ended March 31, 2013 from $2.7 million in the three months ended March 31, 2012.

Net Income.  For the reasons explained above, our net income increased by $3.2 million, or 5.0%, to $67.6 million in the three months ended March 31, 2013 from $64.4 million in the three months ended March 31, 2012.

Non-controlling interest, net of tax.  Net income attributable to non-controlling interest, net of tax was $0.1 million in the three months ended March 31, 2013 compared to net loss attributable to non-controlling interest, net of tax of $0.6 million in the three months ended March 31, 2012.

Net Income attributable to AerCap Holdings N.V.  For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $8.5 million, or 4.9%, to $67.5 million in the three months ended March 31, 2013 from $65.0 million in the three months ended March 31, 2012.

Liquidity and Access in Capital

Liquidity and Capital Resources

Our cash balance at March 31, 2013 was $663.7 million, including restricted cash of $288.3 million, and our operating cash flow was $148.9 million for the three months ended March 31, 2013. We currently generate significant cash flows from our aircraft leasing business; however, since a significant portion of our owned aircraft are held through restricted cash entities, such as ALS II and GFL and since a significant portion of our capital requirements are outside our restricted cash entities, our management analyzes our cash flow at both consolidated and unconsolidated levels to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at March 31, 2013 were approximately $0.7 billion, including $0.3 billion unsecured revolving credit facility. Our debt balance at March 31, 2013 was $5.8 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended March 31, 2013, was 4.0%. Our debt to equity ratio was 2.6 to 1 as of March 31, 2013.

Aircraft leasing is a capital intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of March 31, 2013 we had 34 new aircraft on order, which included four A330 purchase and leaseback aircraft, three A320 aircraft, 27 Boeing 737 aircraft (including 12 committed American Airlines purchase and leaseback aircraft and five purchase rights as part of a Boeing order). In addition, we had a call option on five A320NEO purchase and leaseback aircraft. As a result, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

Cash Flows

The following table presents our consolidated cash flows for the three months ended March 31, 2012 and 2013:

	Three months ended March 31, 2012	Three months ended March 31, 2013
	US dollars in millions
Net cash flow provided by operating activities	$166.5	$148.9
Net cash flow used in investing activities	(235.5)	(285.4)
Net cash flow provided by (used in) financing activities	83.0	(7.8)

Three months ended March 31, 2013 compared to three months ended March 31, 2012.

Cash flows provided by operating activities. Our cash flow provided by operating activities decreased by $17.6 million, or 10.6%, to $148.9 million for the three months ended March 31, 2013 from $166.5 million for the three months ended March 31, 2012, primarily due the ALS Transaction and the timing of payments of certain operating expenses in the three months ended March 31, 2012.

Cash flows used in investing activities. Our cash flow used in investing activities increased by $49.9 million, or 21.2%, to $285.4 million for the three months ended March 31, 2013 from $235.5 million for the three months ended March 31, 2012. The increased use of cash was primarily due to an increase of $145.1 million in aircraft purchase activity and an increase of $2.7 million in capital contributions, which was partially offset by an increase in cash flow of $40.0 million from asset sale proceeds and a $57.9 million in movement of restricted cash from a $66.3 million negative movement in restricted cash in the three months ended March 31, 2012 to a $8.5 million negative movement in restricted cash in the three months ended March 31, 2013.

Cash flows provided by (used in) financing activities. Our cash flow provided by (used in) financing activities decreased by $90.8 million, or 109.4%, to $7.8 million used in financing activities for the three months ended March 31, 2013 from $83.0 million provided by financing activities for the three months ended March 31, 2012. This decrease in cash flows used in financing activities was due to a decrease of $73.4 million in new financing proceeds, net of repayments and debt issuance costs, and a decrease of $17.4 million of net receipts of maintenance and security deposits.

Indebtedness

As of March 31, 2013, our outstanding indebtedness totaled $5.8 billion and primarily consisted of export credit facilities, commercial bank debt, revolving credit debt, securitization debt, senior unsecured notes and capital lease structures.

The following table provides a summary of our indebtedness at March 31, 2013:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Maturity
ECA-guaranteed financings	46 aircraft	$1,633,220	$1,633,220	$—	2024
ALS II debt	30 aircraft	539,675	539,675	—	2038
AerFunding revolving credit facility	22 aircraft	800,000	566,187	233,813	2016
Genesis securitization debt	38 aircraft	530,948	530,948	—	2032
TUI portfolio acquisition facility	11 aircraft	182,310	182,310	—	2015
SkyFunding I and II facilities	18 aircraft	561,659	561,659	—	2023
Senior unsecured notes due 2017		300,000	300,000	—	2017
Revolving Credit Facility		290,000	—	290,000	2015
Subordinated debt joint ventures partners		64,280	64,280	—	2022
Other debt	53 aircraft & 7 engines	1,615,629	1,415,287	200,342	2023
		$6,517,721	$5,793,566	$724,155

A detailed summary of the principal terms of our indebtedness can be found in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013.

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft, operating lease rentals on aircraft under lease-in/lease-out structures and rent payments pursuant to our office leases. We intend to fund our contractual obligations through our lines of credit, existing cash and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations. The following table sets forth our contractual obligations and their maturity dates as of March 31, 2013:

	2013 04/01/2013 - 12/31/2013	2014	2015	2016	Thereafter
	(US dollars in thousands)
Debt (1)	$690,735	$872,614	$1,063,585	$1,123,757	$2,749,676
Purchase obligations (2)	764,456	295,170	308,647	—	—
Operating leases (3)	917	1,794	1,853	1,530	1,875
Derivative obligations	6,048	5,718	3,307	—	—
Total	$1,462,156	$1,175,296	$1,377,392	$1,125,287	$2,751,551

(1)                                 Includes estimated interest payments based on one-month LIBOR of 0.20% and three-month LIBOR of 0.28% as of March 31, 2013

(2)                                 Includes four A330 wide-body aircraft, three Airbus A320 family aircraft and 22 Boeing 737 aircraft on order including 12 confirmed Boeing 737 aircraft to be delivered by American Airlines pursuant to the purchase and leaseback entered into in 2011.

(3)                                 Represents contractual payments on our office and facility leases in Amsterdam, The Netherlands, Fort Lauderdale, Florida, Shannon, Ireland, Singapore, Shanghai, China and Abu Dhabi.

The table below provides information as of March 31, 2013 regarding our debt obligations and estimated interest obligations based on one-month LIBOR of 0.20% and three-month LIBOR of 0.28% as of March 31, 2013, per facility type:

	2013 04/01/2013 - 12/31/2013	2014	2015	2016	Thereafter
	(US dollars in thousands)
Pre-delivery payment facilities (1)	$22,402	$—	$—	$—	$—
Debt facilities with non-scheduled amortization	244,239	279,818	315,771	654,615	399,263
Other facilities	424,094	592,796	747,814	469,142	2,350,413
Total	$690,735	$872,614	$1,063,585	$1,123,757	$2,749,676

(1)         Repayment of debt owed on pre-delivery payment facilities is essentially offset by proceeds received from aircraft purchase debt facilities.

Capital Expenditures

The table below sets forth our expected capital expenditures for future periods indicated based on contracted commitments as of March 31, 2013:

	2013 04/01/2013 - 12/31/2013	2014	2015	2016	Thereafter
	(US dollars in thousands)
Capital expenditures	$675,940	$165,000	$282,613	$—	$—
Pre-delivery payments	88,516	130,170	26,034	—	—
Total	$764,456	$295,170	$308,647	$—	$—

In the nine months remaining in 2013 and subsequent years, we expect to make capital expenditures related to four A330 aircraft, three A320 aircraft and 22 Boeing 737 aircraft. As we implement our growth strategy, currently focused on the mid- to long-term, and expand our aircraft portfolio, we expect our capital expenditures to increase in the future. We anticipate that we will fund these capital expenditures through internally generated cash flows, draw downs on our committed revolving credit facilities and the incurrence of bank debt, and other debt and equity issuances.

Off-Balance Sheet Arrangements

We continue to have an economic interest in AerCo. This interest is not assigned any value on our balance sheet because we do not expect to realize any value for our investment. We also have other investments in companies or ventures in the airline industry which we obtain primarily through restructurings in our leasing business. The value of these investments is immaterial to our financial position.

We have entered into two joint ventures, AerDragon, in which we have a 25% equity interest and AerLift, in which we have a 40% equity interest, which do not qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2012 Annual Report on Form 20-F filed with the SEC on March 13, 2013, which provide further information on our derivative instruments.

Interest Rate Risk

The rentals we receive under our leases are based on fixed and variable interest rates. We fund our operations with a mixture of fixed and floating rate debt and finance lease obligations. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. This exposure is primarily managed through the use of interest rate caps, fixing rate debt, interest rate swaps and interest rate floors using a cash flow based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

Our fixed rate debt of $2.5 billion equals 42% of our total outstanding debt obligations, as of March 31, 2013.

Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. The caps amortize based on a number of factors, including the expiration dates of the leases under which our lessees are contracted to make fixed rate rental payments and the three- or six-month LIBOR reset dates under our floating rate leases. Under our interest rate floors, we pay for the difference when the LIBOR rate, reset monthly or quarterly on an actual/360 adjusted basis, falls below the strike rate of the relevant floor.

The table below provides information as of March 31, 2013 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps and floors. The table presents the average notional amounts and weighted average strike rates relating the interest rate caps, swaps and floors for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2013	2014	2015	2016	2017	2018	Thereafter	Fair value
	(US dollars in millions)
Interest rate caps
Average notional amounts	$1,550	$1,381	$1,137	$836	$605	$443	$126	$14.6
Weighted average strike rate	2.37%	2.12%	2.11%	2.47%	2.91%	3.24%	2.62%

	2013	2014	2015	2016	2017	2018	Thereafter	Fair value
	(US dollars in millions)
Interest rate swaps
Average notional amounts	$509	$383	$320	$—	$—	$—	$—	$(9.8)
Weighted average strike rate	1.31%	1.37%	1.16%	—	—	—	—

	2013	2014	2015	2016	2017	2018	Thereafter	Fair value
	(US dollars in millions)
Interest rate floors
Average notional amounts	$70	$45	$9	$—	$—	$—	$—	$(3.0)
Weighted average strike rate	3.00%	3.00%	3.00%	—	—	—	—

The variable benchmark interest rates associated with these instruments ranged from one to three-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is the U.S. dollar. As of March 31, 2013, all of our aircraft leases were payable in U.S. dollars. We incur Euro-denominated expenses in connection with our offices in The Netherlands and Ireland. For the three months ended March 31, 2013, our aggregate expenses denominated in currencies other than the U.S. dollar, such as payroll and office costs and professional advisory costs, were $13.7 million in U.S. dollar equivalents and represented 68.0% of total selling, general and administrative expenses. We enter into foreign exchange contracts based on our projected exposure to foreign currency risks in order to protect ourselves from the effect of period over period exchange rate fluctuations. Mark-to-market gains or losses on such contracts are recorded as part of selling, general and administrative expenses since most of our non-US denominated payments relate to such expenses. We do not believe that a change in foreign exchange rates will have material impact on our results of operations. However, the portion of our business conducted in foreign currencies could increase in the future, which could increase our exposure to losses arising from currency fluctuations.

PART II  OTHER INFORMATION

Legal Proceedings

There have been no material changes to legal proceedings described in our 2012 Annual Report on Form 20-F, filed with the SEC on March 13, 2013.

Item 1. Risk Factors

There have been no material changes to the disclosure related to the risk factors described in our 2012 Annual Report on Form 20-F, filed with the SEC on March 13, 2013.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.